UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-41402

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BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

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13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are the Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Company”) to be held on December 5, 2024, at 3:00 pm Israel time (the “Meeting”).

Only shareholders of record who hold ordinary shares of the Company at the close of business on November 7, 2024, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. Copies of the Notice of Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice for the Special General Meeting to be held on December 5, 2024.
99.2	Proxy Statement for the Special General Meeting to be held on December 5, 2024.
99.3	Form of Proxy Card for the Special General Meeting to be held on December 5, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.
Date: October 31, 2024	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer, And Chairman of the Board of Directors